Hims & Hers Health, Inc.

2269 Chestnut Street #523

San Francisco, California 94123

February 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn: Abby Adams

Re:	Hims & Hers Health, Inc.

Registration Statement on Form S-1 (File No. 333-252814)

Ladies and Gentlemen:

Hims & Hers Health, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-referenced Registration Statement on Form S-1 effective at 4:00 p.m., Eastern Time, on Friday, February 12, 2021, or as soon thereafter as practicable.

The Company hereby authorizes Jeffrey Vetter and Colin Conklin of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Once the Registration Statement has been declared effective, please orally confirm that event with Jeffrey Vetter of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Company, at 650.463.5335, or in his absence, Colin Conklin at 650.463.5341.

Very truly yours,

Hims & Hers Health, Inc.

By:	/s/ Andrew Dudum
Andrew Dudum
Chief Executive Officer

cc:	Jeffrey Vetter, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP;
Colin Conklin, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP